--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ______________

                                   FORM 11-K

                                 ______________

/x/  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934   (No Fee Required)


For the Fiscal Year Ended December 31, 1996

                                      OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                         to

Commission file number 000-20913

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Teleport Communications Group Inc.
                            Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Teleport Communications Group Inc.
                      437 Ridge Road, Executive Building 3
                               Dayton, NJ  08810

--------------------------------------------------------------------------------

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                   PAGE


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED

 DECEMBER 31, 1996 AND 1995:

 Statements of Net Assets Available for Benefits                    2

 Statements of Changes in Net Assets Available for Benefits         3

 Notes to Financial Statements                                    4 - 12


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996 AND
 FOR THE YEAR THEN ENDED:

 Item 27(a) - Schedule of Assets Held for Investment                13

 Item 27(d) - Schedule of Reportable Transactions                   14

INDEPENDENT AUDITORS' REPORT

Teleport Communications Group Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan" ) as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules are subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
New York, New York

June 13, 1997

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                             1996         1995
                                          -----------  -----------

CASH                                      $         -  $       981
                                          -----------  -----------

INVESTMENTS - At fair value:
  Money market funds                        3,401,032    2,080,145
  Common stock                              2.023,863      587,775
  Value of interest in registered
   investment companies                    21,240,429   12,624,627
  Loans to participants                       943,882      451,256
                                          -----------  -----------

           Total investments               27,609,206   15,743,803
                                          -----------  -----------

RECEIVABLES:
  Interest                                      2,428            -
  Employer contributions                      435,767       97,621
  Participant contributions                   282,617      160,850
  Repayments of participant loans              31,648      15, 109
                                          -----------  -----------

           Total receivables                  752,460      273,580
                                          -----------  -----------


NET ASSETS AVAILABLE FOR BENEFITS         $28,361,666  $16,018,364
                                          ===========  ===========

See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                              1996           1995
                                          -------------  -------------

EARNINGS ON INVESTMENTS:

  Interest and dividends                   $   148,530    $   122,454
  Net realized and unrealized
   appreciation (depreciation)
   on common stock                             400,980        184,905
  Net gain from registered investment        3,572,437      2,586,813
   companies                               -----------    -----------

       Total earnings on investments         4,121,947      2,894,172
                                           -----------    -----------

CONTRIBUTIONS:
  Employer                                   2,443,876      1,519,905
  Participant                                3,980,473      2,699,967
  Rollovers                                  2,704,198      1,078,797
                                           -----------    -----------

       Total contributions                   9,128,547      5,298,669
                                           -----------    -----------

DISTRIBUTIONS TO PARTICIPANTS                 (907,192)      (573,282)
                                           -----------    -----------

NET INCREASE IN NET ASSETS AVAILABLE        12,343,302      7,619,559
 FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS,          16,018,364      8,398,805
 BEGINNING OF YEAR                         -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS, END     $28,361,666    $16,018,364
 OF YEAR                                   ===========    ===========

See notes to financial statements.

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The more significant accounting and reporting policies followed in the preparation of the financial statements of the Teleport Communications Group Inc. Retirement Savings Plan (the "Plan" ) are:

   a. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other investments are stated at fair value as determined by the trustee.

   b. Investment Transactions and Investment Income - Investment transactions are accounted for on the trade date of purchases or sales. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income earned is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated quarterly to participants' accounts within the fund based on the participants' relative beginning balances adjusted for withdrawals and contributions.

   c. The Internal Revenue Services has determined and informed the Company by letter dated April 26, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the
      Code). The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

   d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


2. PLAN DESCRIPTION

   The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   a. General - The Plan is a defined contribution plan established effective January 1, 1992 to provide benefits to qualified employees of Teleport Communications Group Inc. ("TCG") and certain affiliates (referred to herein collectively as the "Company") which, at December 31, 1996, is owned 24.4 percent by Cox Teleport, Inc. ("Cox"), a wholly-owned subsidiary of Cox Communications, Inc., 31.1 percent by TCI Teleport, Inc. ("TCI"), a wholly-owned subsidiary of Tele-Communications, Inc., 16.1 percent by Comcast Teleport, Inc. ("Comcast"), a wholly-owned subsidiary of Comcast Corporation, 11.1 percent by Continental Teleport, Inc. ("Continental"), a wholly-owned subsidiary of Continental Cablevision, Inc., and 17.3 percent by public shareholders. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      During 1992, Merrill Lynch Group, Inc., which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc., ("ML & Co.") sold its ownership interest in the Company to Cox and TCI. The accounts of employees of the Company who were participants under various Merrill Lynch & Co., employee benefit plans (the "ML & Co. Plans") were transferred into the Plan.

   b. Administration of the Plan - The Administrative Committee is appointed by the Board of Directors (the "Board") of the Company and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

   c. Participation - Certain employees of the Company who had been participating under various ML & Co. Plans became participants under this Plan on January 1, 1992. For purposes of electing 401(k) contributions, employees of the Company who had completed one year of service as of January 1, 1992 became participants as of that date. Each other employee shall become a participant for purposes of electing 401(k) savings contributions on the first day of any calendar month coincident with or next following the date on which he has completed one year of service.

      For purposes of sharing in retirement contributions made by the Company, employees who had completed one year of service and attained age 21 as of January 1, 1992 became participants as of that date. Each other employee shall become a participant on the first day of any calendar month coincident with or next following the date on which he has completed one year of service and attained age 21.

   d. Contributions - The Plan consists of the following two components: (1) a 401(k) savings component under which a participant may elect to defer a portion of his eligible compensation for contribution to the Plan and the Company will match a portion of the participant's contributions, and (2) a retirement savings component under which the Company contributes a specified percentage of a participant's compensation based on the participant's years of service.

      Under the 401(k) component, a participant may elect to contribute from 1 to 15 percent of his compensation to the Plan on a before-tax basis. A participant shall receive a Company matching contribution equal to 50 percent of the first six percent of his compensation contributed up to a maximum of $1,500 per year.

Under the retirement savings component, the Company shall contribute quarterly an amount equal to a percentage of the participant's eligible compensation based on years of service as follows:

                                            PERCENTAGE OF ELIGIBLE COMPENSATION

       YEARS OF SERVICE                    UP TO COMPENSATION   OVER COMPENSATION
       ON EACH JANUARY 4                       THRESHOLD           THRESHOLD

  less than five                                 2.0%                1.0%
  at least 5 but less than 10                    3.0%                1.5%
  at least 10 but less than 15                   4.0%                2.0%
  at least 15 but less than 20                   5.0%                2.5%
  at least 20 but less than 25                   6.0%                3.0%
  at least 25 but less than 30                   7.0%                3.5%
  30 or more                                     8.0%                4.0%

      The compensation threshold is equal to three-quarters of the annual compensation limit prescribed by Code section 401(a)(17) in effect for the Plan year. The compensation threshold was $112,500 for the years ended December 31, 1996 and 1995. Employee contributions are not required in order to receive Company retirement contributions.

   e. Investment Designation - Each participant shall have the right to direct the investment of his accounts in increments of at least five percent among the investment funds made available by the Company. Each participant shall have the opportunity to change the investment direction or reallocate existing account balances as needed by utilizing the voice response system established with Merril Lynch. The Plan includes the following funds in which participants can elect to invest their Plan assets:

      . Merrill Lynch Retirement Reserves Money Fund - seeks to provide current income by investing in a diversified portfolio of short-term money market securities such as U.S. government securities, bank certificates of deposit and commercial paper.

      . Merrill Lynch Corporate Bond Fund - seeks to provide income and, secondarily, growth by investing in a portfolio of high quality corporate bonds.

      . Merrill Lynch Capital Fund - seeks to achieve the highest total return (growth and income) by investing in stocks, bonds and convertible securities.

      . Merrill Lynch Basic Value Fund - seeks to provide growth by investing primarily in stocks that the fund manager believes are selling below book value or at an historically low price/earnings ratio.

      . Merrill Lynch Growth Fund for Investment and Retirement - seeks to provide growth and, secondarily, income by investing in companies that the fund manager believes offer attractive growth prospects at reasonable value.

      . TCG Stock Fund - Effective November 1, 1996, the Plan offers the Company's Class A Common Stock as an investment option. The Plan purchases shares on the open market. As of December 31, 1996, 36,186 shares, with a total market value of $1,104,000, had been purchased under the Plan.

      The Plan also includes a Merrill Lynch Common Stock Fund which consists of participants' shares of Merrill Lynch common stock acquired under the ML&Co. Plans and transferred into the Plan. No contributions to the Merrill Lynch Common Stock Fund are allowed under the Plan.

   f. Loans - Effective January 1, 1993, a participant may apply for a loan in an aggregate amount equal to, or less than, the lesser of: (1) $50,000 less the highest outstanding loan balance during the preceding 12 months or (2) 50 percent of the vested value of his 401(k) savings and Company matching accounts. The minimum loan permitted is $1,000. Repayment of a loan must be made over a period not to exceed five years (10 years on loans for a primary residence).

   g. Withdrawals - A participant can make limited withdrawals from the Plan as described below:

      . Five-Year Participant Withdrawals - A participant may withdraw up to 100 percent of his Company matching account if he has not yet reached age 59 1/2 and has participated in the Plan for at least five years, including participation in the ML & Co. Plans.

      . Long-Term Disability Withdrawals - During a period of disability, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

      . Age 59 1/2 Withdrawals - Upon reaching age 59 1/2, a participant may withdraw up to 100 percent of the value of his 401(k) savings account, and if fully vested, up to 100 percent of his Company matching account.

      . Hardship Withdrawals - A participant may request a hardship withdrawal from his 401(k) savings account, and if fully vested, from his Company matching account. The request cannot exceed the amount required to fulfill the need caused by the financial hardship. Hardship withdrawals may be requested for tuition and related expenses, unreimbursed medical expenses exceeding $500 annually, costs directly related to the purchase of a principal residence (excluding mortgage payments) and costs to prevent eviction from, or foreclosure on, a principal residence. Before receiving a hardship withdrawal, a participant must have taken the maximum loan amount available under the Plan.

      . PAYSOP Shares Withdrawals - A participant may elect withdrawals from his PAYSOP account, in cash or shares, after the beginning of the month following the 84th month from the date the shares were initially allocated to his account under the ML&Co. Employee Stock Ownership Plan.

   h. Distributions - Upon retirement or termination of service, the participant is entitled to a distribution of the vested portion of his account balance. If the participant's account balance is $3,500 or less, the participant shall receive a lump sum distribution as soon as practicable after retirement or termination of service. If the value of a participant's account exceeds $3,500, the participant can defer receipt of his account balances until he reaches age 65. All benefits shall be paid in the form of a lump sum distribution in cash, except that a participant may request that distributions from the Merrill Lynch Common Stock Fund be paid in whole shares of stock.

      A participant must begin receiving distributions of his benefits no later than the first day of April following the calendar year in which he attains age 70 1/2, even if he is still employed by the Company.

      Upon the death of a participant, a lump sum distribution equal to the value of the vested portion of the participant's account shall be made to his beneficiary as soon as practicable after the participant's death.

   i. Vesting - A participant is always 100 percent vested in his amounts transferred from the ML & Co. Plans, employee contributions and rollover amounts from other plans. Participants become fully vested in Company retirement contributions upon the earlier of completion of five years of service, disability, death or attainment of age 65.

      Participants become vested in Company matching contributions as follows:

             YEARS OF SERVICE               VESTING PERCENTAGE
             ----------------               ------------------
             Less than one                        0%
             One, but less than two               20%
             Two, but less than three             40%
             Three, but less than four            60%
             Four, but less than five             80%
             Five or more                         100%

      For purposes of determining a participant's vesting percentage, service is counted from the later of the date the participant began working with the Company or any past or future owners and October 1, 1987.

   j. Expenses - Expenses of administering the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

   k. Forfeitures - Forfeitures shall be applied to reduce Company contributions.

   l. Amendment or Discontinuance of the Plan - The Company expects to continue the Plan indefinitely, but reserves the right to modify or terminate the Plan at any time. In no event shall assets of the Plan be used for any purpose other than for the exclusive benefit of participants or their beneficiaries and for payment of Plan expenses.

3. INFORMATION CERTIFIED BY THE TRUSTEE

   The following information was prepared by Merrill Lynch Trust Company, as trustee, and furnished to the plan administrator. The plan administrator has obtained certification from the trustee that such information as of December 31, 1996 and 1995 is complete and accurate.


                                                     1996          1995
                                                  -----------   -----------
Investments at fair value as determined
  by quoted market price:
  Corporate Bond Fund                             $ 1,261,602   $   994,817
  Capital Fund                                      3,450,301     2,371,442
  Basic Value Fund                                  5,215,715     2,928,600
  Growth Fund for Investment and
   Retirement                                      11,312,811     6,329,768
  Merrill Lynch & Co. Common Stock Fund               920,192       587,775
  TCG Stock Fund                                    1,103,671            -

Investments at estimated fair value as
 determined by Merrill Lynch Trust
 Company:
 Retirement Reserves Money Fund                     3,371,711     2,022,195
 CMA Money Fund (pending settlement)                   29,321        57,950
 Loan Fund                                            943,882       451,256
                                                  -----------   -----------

 Total Plan investments                           $27,609,206   $15,743,803
                                                  ===========   ===========

In addition, interest, dividends, net realized and unrealized appreciation or depreciation, and net investment gain from registered investment companies included in the caption "Earnings on Investments" have been derived from statements certified by the Trustee for the years ended December 31, 1996 and 1995. The "Earnings on Investments" for the years ended December 31, 1996 and 1995 are comprised of the following:


                                                     1996          1995
                                                  -----------   ----------

Interest and Dividends:
  Merrill Lynch & Co. Common Stock Fund           $   13,500    $   12,441
  Retirement Reserves Money Fund                     133,865        88,200
  Loan Fund                                                -        21,813
  TCG Stock Fund                                       1,165             -
                                                  ----------    ----------
                                                  $  148,530    $  122,454
                                                  ==========    ==========
Net realized and unrealized appreciation of
investments as determined by quoted
 market prices:
  Merrill Lynch & Co. Common Stock Fund           $  351,212    $  184,905
  TCG Stock Fund                                      49,768             -
                                                  ----------    ----------
                                                  $  400,980    $  184,905
                                                  ==========    ==========
Net investment gain from registered investment
 companies:
 Corporate Bond Fund                              $   38,329    $  142,862
 Capital Fund                                        378,018       506,966
 Basic Value Fund                                    703,880       610,228
 Growth Fund for Investment and
  Retirement                                       2,452,210     1,326,757
                                                  ----------    ----------
                                                  $3,572,437    $2,586,813
                                                  ==========    ==========

4. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

   The following is a summary of the allocation, by fund, of net assets available for benefits at December 31, 1996 and 1995:

                                                      1996         1995
                                                   -----------  -----------
      Corporate Bond Fund........................  $ 1,294,331  $   972,317
      Capital Fund...............................    3,525,662    2,439,000
      Basic Value Fund...........................    5,355,997    2,964,795
      Growth Fund for Investment and Retirement..   11,629,539    6,660,533
      Merril Lynch & Co. Common Stock Fund.......      920,192      596,106
      Retirement Reserves Money Fund.............    3,509,629    1,956,581
      TCG Stock Fund.............................    1,153,113            -
      CMA Money Fund.............................       29,321            -
      Loan Fund..................................      943,882      429,032
                                                   -----------  -----------
        Net assets available for benefits          $28,361,666  $16,018,364
                                                   ===========  ===========

5. OTHER INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

   Other changes in net assets available for benefits, by fund, for the years ended December 31, 1996 and 1995 were as follows:

                                              1996          1995
                                          ------------  ------------
Employer contributions:
  Corporate Bond Fund                     $   121,907    $   92,345
  Capital Fund                                277,316       189,898
  Basic Value Fund                            452,778       277,236
  Growth Fund for Investment and
   Retirement                               1,098,716       634,638
  Retirement Reserves Money Fund              454,416       325,788
  TCG Stock Fund                               38,743             -
                                          -----------    ----------

Total                                     $ 2,443,876    $1,519,905
                                          ===========    ==========

Participant contributions:
  Corporate Bond Fund                     $   210,321    $  174,932
  Capital Fund                                510,929       365,613
  Basic Value Fund                            850,084       554,810
  Growth Fund for Investment and
   Retirement                               2,023,845     1,307,970
  Retirement Reserves Money Fund              342,956       296,642
  TCG Stock Fund                               42,338             -
                                          -----------    ----------

Total                                     $ 3,980,473    $2,699,967
                                          ===========    ==========

Rollover contributions:
  Corporate Bond Fund                     $   101,673    $   30,841
  Capital Fund                                233,491       184,154
  Basic Value Fund                            765,505       201,801
  Growth Fund for Investment and
   Retirement                                 935,794       531,895
  Retirement Reserves Money Fund              665,565       130,106
  TCG Stock Fund                                2,170             -
                                          -----------    ----------

Total                                     $ 2,704,198    $1,078,797
                                          ===========    ==========


Distributions to participants:
  Corporate Bond Fund                     $    39,436    $   21,981
  Capital Fund                                104,726        71,202
  Basic Value Fund                            128,924       103,494
  Growth Fund for Investment and
   Retirement                                 533,247       292,423
  Retirement Reserves Money Fund               57,955        66,408
  Merrill Lynch & Co. Common Stock Fund         5,806        17,774
  Loan Fund                                    37,098             -
                                          -----------    ----------

Total                                     $   907,192    $  573,282
                                          ===========    ==========

Transfers from (to) other funds:
  Corporate Bond Fund                     $  (110,780)   $  (57,638)
  Capital Fund                               (208,366)      (21,042)
  Basic Value Fund                           (252,121)     (107,625)
  Growth Fund for Investment and
   Retirement                              (1,008,312)       92,498
  Retirement Reserves Money Fund               43,522       (39,574)
  Merrill Lynch & Co. Common Stock Fund       (34,820)      (24,384)
  Loan Fund                                   551,948       157,765
  TCG Stock Fund                            1,018,929             -
                                          -----------    ----------

Total                                     $         -    $        -
                                          ===========    ==========

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         1996          1995
                                                      -----------  ------------

     Net assets available for benefits per the
       financial statements                           $28,361,666  $16,018,364

     Amounts allocated to withdrawing participants              -     (283,123)
                                                      -----------  -----------

     Net assets available per the Form 5500           $28,361,666  $15,735,241
                                                      ===========  ===========


   The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                                 1996
     Distributions to participants per the financial statements                $907,192
     Amounts allocated to withdrawing participants at December 31, 1996               -
     Amounts allocated to withdrawing participants at December 31, 1995        (283,123)
                                                                               ---------

     Benefits paid to participants per the Form 5500                           $624,069
                                                                               ========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved prior to December 31 but not yet paid as of that date.


7.   SUBSEQUENT EVENT

     As of March 14, 1997, the Eastern TeleLogic Corporation ("ETC") Retirement Savings Plan, a defined contribution plan sponsored by ETC, which was acquired by the Company, was merged into the Plan. The total amount of assets transferred in was $1,011,914.



                                  * * * * * *

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                  DESCRIPTION OF                      CURRENT
   IDENTITY OF ISSUE               INVESTMENT             COST         VALUE

Merrill Lynch Retirement
 Reserves Money Fund           Money Market Fund      $ 3,442,412  $ 3,371,711

Merrill Lynch CMA Money
 Fund                          Money Market Fund           87,272       29,321

Merrill Lynch & Co. Common
 Stock Fund                      Common Stock             323,980      920,192

Merrill Lynch Corporate
 Bond Fund                       Mutual Fund            1,314,916    1,261,602

Merrill Lynch Capital Fund       Mutual Fund            3,196,740    3,450,301

Merrill Lynch Basic Value
 Fund                            Mutual Fund            4,472,828    5,215,715

Merrill Lynch Growth Fund
 for Investment and
 Retirement                      Mutual Fund            8,977,649   11,312,811


Loans to participants       Loans receivable, 7 to        968,106      943,882
                            10% interest, repaid
                            through bi-weekly
                            payroll deductions up to
                            120 months


TCG Stock Fund              TCG Class A Common Stock
                                   Fund                 1,053,901    1,103,671
                                                      -----------   ----------

Total Assets Held for
 Investment                                           $23,837,804  $27,609,206
                                                      ===========  ===========

TELEPORT COMMUNICATIONS GROUP INC.
RETIREMENT SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------


                              DESCRIPTION OF         NUMBER OF       NUMBER OF      TOTAL VALUE        TOTAL VALUE       NET GAIN/
     IDENTITY OF ISSUE            ASSETS             PURCHASES         SALES         PURCHASES            SALES            (LOSS)


Merrill Lynch Retirement
 Reserves Money Fund         Money Market Fund          152            82          $2,180,110        $  759,983        $      -

Merrill Lynch Capital Fund      Mutual Fund             104            88           1,454,125           447,217            (624)

Merrill Lynch Basic Value
 Fund                           Mutual Fund             127           119           2,655,929           661,887          25,826

Merrill Lynch Growth Fund
 for Investment and
 Retirement                     Mutual Fund             161           134           5,220,653         1,895,776         211,966

CMA Money Fund               Money Market Fund           26            24             875,706           846,384               -

TCG Stock Fund               TCG Class A Common
                                Stock Fund               39             -           1,053,902                 -               -



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